SHEARMAN & STERLING LLP

FAX: 212 848-7179 TELEX: 667290 WUI www.shearman.com	599 LEXINGTON AVENUE NEW YORK, NY 10022-6069 212 848-4000 February 7, 2005	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

Via EDGAR Transmission

Michael Pressman, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Education Lending Group, Inc. Schedule TO Filed January 14, 2005, as amended File No. 5-78537

Dear Mr. Pressman:

        On behalf of our clients CIT ELG Corporation (“CIT ELG”) and CIT Group Inc. (“CIT” and, together with CIT ELG, the “Companies”), set forth below is the Companies’ response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission, dated February 4, 2005, concerning CIT ELG’s Tender Offer Statement on Schedule TO filed on January 14, 2005, as amended and supplemented by Amendment No. 1 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on January 21, 2005 and February 1, 2005, respectively (as so amended and supplemented, the “Schedule TO”). Today, the Companies filed Amendment No. 3 to the Schedule TO (“Amendment No. 3”) in response to the Comment. A blacklined copy of the Offer to Purchase marked to show the changes described in Amendment No. 3 has been sent to you via overnight courier. For your convenience, the response below follows the Comment from your letter of February 4, 2005.

Section 7. Certain Information Concerning the Company, page 10

1.	We note your response to prior comment 7. Please revise the Schedule TO to indicate that the assumptions you list are the only material assumptions underlying the projections.

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Michael Pressman, Esq.
February 7, 2005

We note the Staff’s Comment and have revised the disclosure to state that the only material assumptions underlying the projections are the absence of any significant change in governmental regulation of the education lending industry and projections of loan originations.

        Please direct any comments or questions regarding the response to the Staff’s Comment or Amendment No. 3 to the undersigned at (212) 848-7666 or by facsimile at (646) 848-7666.

Best regards, /s/ Peter D. Lyons Peter D. Lyons, Esq.

cc:	Robert Ingato, Esq. Mitchel Neider, Esq. James Shanahan, Esq.